An Annual Meeting of Shareholders was held on June 4, 2015. Shareholders voted to elect Trustees of the Fund to hold office for a term of three years or until their respective successors shall have been duly elected and qualified. The following votes were cast with respect to each of the nominees:

				    For		withheld
Daniel R. Omstead, Ph.D. 	31,749,261	373,776
Uwe E. Reinhardt, Ph.D.		31,676,466	446,571

Daniel R. Omstead, Ph.D. and Uwe E. Reinhardt, Ph.D. were elected to serve until the 2018 Annual Meeting.

Trustees serving until the 2016 Annual Meeting are Michael W. Bonney, Oleg M. Pohotsky and WilliamS. Reardon, CPA.

Trustees serving until the 2017 Annual Meeting are Rakesh K. Jain, Ph.D. and Lucinda H. Stebbins, CPA.

Shareholders ratified the appointmem of Deloitte & Touche LLP as the independent registered public accountants of the Fund for the fiscal year ending September 30, 2015 by the following votes:

For		Against/withheld	Abstain
31,599,965	    274,274		248,797